PROSPECTUS SUPPLEMENT
(To Short Form Base Shelf Prospectus Dated December 23, 2008)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement together with the short form base shelf prospectus to which it relates, as further amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000), and are also available electronically at www.sedar.com and www.sec.gov.

The securities to be issued hereunder have not been and will not be registered under the U.S. Securities Act of 1933 and subject to certain exceptions may not be offered, sold or delivered directly or indirectly in the United States or to, or for the account or benefit of, U.S. persons.

New Issue	March 30, 2009

C$750,000,000

C$750,000,000  6.0% Notes due 2016
Issued by Thomson Reuters Corporation
and fully and unconditionally guaranteed by Thomson Reuters PLC

Thomson Reuters Corporation will pay interest on the notes on March 31 and September 30 of each year, beginning on September 30, 2009. The notes will mature on March 31, 2016. The notes will be direct, unsecured obligations of Thomson Reuters Corporation and will rank equally and ratably with all of its other unsecured and unsubordinated indebtedness. The notes will be fully and unconditionally guaranteed by Thomson Reuters PLC on an unsecured and unsubordinated basis. The notes will be issued only in denominations of C$1,000 and integral multiples thereof.

We may redeem all or a portion of the notes at any time at redemption prices described in this prospectus supplement. We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a Change of Control Triggering Event (as defined herein). See the section of this prospectus supplement entitled “Description of the Notes” for more information.

Investing in the notes involves risks that are described in some of the documents incorporated by reference herein and in the “Risk Factors” section beginning on page 6 of the accompanying short form base shelf prospectus.

	Per Note	Total
Public offering price (1)	99.763%	C$748,222,500
Dealers’ fee	0.37%	C$2,775,000
Proceeds to Thomson Reuters (before expenses)	99.393%	C$745,447,500
______________________________________________________________

(1)    Plus accrued interest on the notes from March 31, 2009, if settlement occurs after that date.

The notes will not be listed on any securities exchange or quotation system and, consequently, there is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidly of the securities and the extent of issuer regulation.

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., Merrill Lynch Canada Inc., ABN AMRO Capital Markets Canada Limited, Barclays Capital Canada Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Limited, Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited, Scotia Capital Inc. and UBS Securities Canada Inc., together referred to as Dealers, have agreed to offer for sale in Canada, on a best efforts basis, if, as and when issued by us and in accordance with the terms of the dealer agreement referred to under “Plan of Distribution,” the notes at a price of C$997.63 per C$1,000 principal amount of notes, subject to the approval of certain legal matters on our behalf by Torys LLP with respect to matters of Canadian law and by Allen & Overy LLP with respect to matters of English law and on behalf of the Dealers by McCarthy Tétrault LLP with respect to matters of Canadian law. In connection with the offering, the Dealers may, subject to applicable law, over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

We reserve the right to accept or reject any subscription in whole or in part. While the Dealers have agreed to use their reasonable best efforts to sell the notes, they are not obligated to purchase any notes which are not sold.

We expect that the closing of this offering will take place on or about March 31, 2009 or such later date as we and the Dealers may agree. We expect the notes to be delivered to purchasers in book-entry form only through CDS Clearing and Depository Services Inc., or CDS, on or about the closing date.

TABLE OF CONTENTS

Prospectus Supplement

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the notes. If the description of the notes varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying short form base shelf prospectus are used herein with the meanings defined in the short form base shelf prospectus. The words “we,” “us,” “our” and “Thomson Reuters” refer to Thomson Reuters Corporation and Thomson Reuters PLC and their respective consolidated subsidiaries which operate as a unified group under the DLC structure, unless the context requires otherwise. The term “DLC structure” refers to the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a unified group and the term “Thomson Reuters board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC. Unless otherwise indicated, references in this prospectus supplement to “$”, “US$” or “dollars” are to U.S. dollars and references to “C$” are to Canadian dollars.

ELIGIBILITY FOR INVESTMENT

The notes, if issued on the date of this prospectus supplement, would be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account or a deferred profit sharing plan, other than a deferred profit sharing plan for which the employer is Thomson Reuters or a corporation which does not deal at arm’s length with Thomson Reuters. Notwithstanding the foregoing, if the notes are “prohibited investments” for the purposes of a tax-free savings account, a holder will be subject to a penalty tax as set out in the Income Tax Act (Canada).  Holders are advised to consult their own tax advisors in this regard.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the Securities and Exchange Commission, or SEC, are specifically incorporated by reference in this prospectus supplement:

•	audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2008 and the accompanying auditors’ report thereon;

•	management’s discussion and analysis of Thomson Reuters Corporation for the year ended December 31, 2008;

•
annual information form of Thomson Reuters Corporation dated March 26, 2009 for the year ended December 31, 2008 (which also constitutes the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2008);

•	management information circular of Thomson Reuters Corporation dated March 26, 2009 relating to the Thomson Reuters annual general meeting of shareholders to be held on May 13, 2009;

•	management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to its special meeting of shareholders held on March 26, 2008; and

•	business acquisition report of Thomson Reuters Corporation dated May 15, 2008 relating to the formation of Thomson Reuters.

Any statement contained in this prospectus supplement, the accompanying short form base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, the accompanying short form base shelf prospectus or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements included and incorporated by reference in this prospectus supplement constitute forward-looking statements. When used in this prospectus supplement or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections based on certain assumptions and reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  These risks include, but are not limited to,

•	changes in the general economy;

•	actions of competitors;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure to maintain a high renewal rate for our subscription-based arrangements;

•	failures or disruptions of network systems or the Internet;

•	detrimental reliance on third parties for information and other services;

•	changes to legislation and regulations;

•	failure to meet the challenges involved in operating globally;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;

•	inadequate protection of intellectual property rights;

•	threat of legal actions and claims;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	fluctuations in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	effect of factors outside the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements;

•	actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited, or Woodbridge;

•	failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to achieve benefits from our integration and savings program to the extent, or within the time period, currently expected; and

•	failure to realize the maximum growth potential of Thomson Reuters or to complete or integration process in a timely way.

These and other risk factors described under the section of the accompanying short form base shelf prospectus entitled “Risk Factors” and in some of the documents incorporated by reference herein represent risks that our management believes are material. Other factors not presently known to us or that we presently believe are not material could also cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus supplement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC from time to time, including the annual information form of Thomson Reuters Corporation for the year ended December 31, 2008 and the other documents incorporated by reference herein.

RISK FACTORS

Investing in the notes is subject to certain risks. Before purchasing notes, you should consider carefully the risk factors set forth under the heading “Risk Factors” in the accompanying short form base shelf prospectus and those under the heading “Risk Factors” in the annual information form of Thomson Reuters Corporation for the year ended December 31, 2008, as well as the other information contained in and incorporated by reference in this prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the notes could be adversely affected.

BUSINESS

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through more than 50,000 people across 93 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare, science and media markets, powered by the world’s most trusted news organization.

We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, healthcare and science businesses.

Our principal executive office is located at 3 Times Square, New York, New York 10036, with key staff also located in London, United Kingdom and Eagan, Minnesota.

THE DUAL LISTED COMPANY STRUCTURE

We operate under a DLC structure and have two parent companies, both of which are publicly listed - Thomson Reuters Corporation, an Ontario, Canada corporation, and Thomson Reuters PLC, a public limited company registered in England and Wales. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business.

Key features of the DLC structure include the following:

•	Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies;

•	the boards of directors of the two companies comprise the same individuals, as do the companies’ executive management;

•	shareholders of the two companies ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies receive equivalent cash dividends and capital distributions;

•
each company has guaranteed all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and will guarantee other obligations as agreed; and

•	a take-over bid or similar transaction is required to be made for shares of both companies on an equivalent basis.

Thomson Reuters Corporation is incorporated under the Business Corporations Act (Ontario), or the OBCA.  Its registered office is located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Thomson Reuters PLC is a public company limited by shares incorporated under the UK Companies Act of 1985. Its registered office is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the Dealers’ fee of approximately C$2.8 million and expenses of the offering of approximately C$570,000, will be approximately C$745 million ($606 million).  We intend to use the net proceeds and other available resources, such as short-term indebtedness, to repay the following notes due in 2009 upon their maturity: (i) our C$250 million principal amount of 4.50% notes due in June 2009; (ii) our $200 million principal amount of 4.25% notes due in August 2009; and (iii) our C$300 million principal amount of 4.35% notes due in December 2009.  We previously entered into swap agreements to hedge foreign exchange and interest rate risks related to our Canadian dollar denominated notes due in 2009.  As a result, we will repay these notes for an aggregate amount of approximately $430 million upon maturity. Prior to the maturity dates of the notes described above, we may invest the net proceeds of this offering in short-term investments.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for Thomson Reuters Corporation. This information has been extracted from, and should be read in conjunction with, the audited consolidated financial statements of Thomson Reuters Corporation as at and for the year ended December 31, 2008, which are incorporated by reference in this prospectus supplement.

(millions of U.S. dollars, except as otherwise indicated and except for per share amounts)	Year ended December 31,
	2008	2007

Consolidated Statement of Earnings Data:
Revenues	11,707	7,296
Cost of sales, selling, marketing, general and administrative expenses	(8,700)	(5,275)
Depreciation	(831)	(468)
Amortization	(411)	(256)
Impairment of assets held for sale	(72)	-
Operating profit	1,693	1,297
Net other income (expense)	304	(34)
Net interest expense and other financing costs	(224)	(12)
Income taxes	(351)	(155)
Tradeweb ownership interests, net of tax	(17)	-
Earnings from continuing operations	1,405	1,096
Earnings from discontinued operations, net of tax	-	2,908
Net earnings	1,405	4,004
Dividends declared on preference shares	(5)	(6)
Earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares	1,400	3,998
Earnings per share
Basic earnings per share:
From continuing operations	$1.82	$1.70
From discontinued operations	-	4.54
	$1.82	$6.24
Diluted earnings per share:
From continuing operations	$1.81	$1.69
From discontinued operations	-	$4.51
	$1.81	$6.20
Weighted average number of shares outstanding (in millions)
Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, basic	770.8	641.2
Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, diluted	775.2	644.4

	As at
	December 31,
	2008	2007
Consolidated Balance Sheet Data:
Cash and cash equivalents	841	7,497
Current assets	3,673	9,678
Identifiable intangible assets, net	8,596	3,438
Goodwill	19,348	6,935
Total assets	36,020	22,831
Current liabilities	4,591	3,239
Long-term debt and finance lease obligations (less current portion)	6,834	4,264
Total shareholders’ equity	20,126	13,571

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth Thomson Reuters Corporation’s capitalization and indebtedness at December 31, 2008 on an actual basis and on an as adjusted basis. The table is based on Thomson Reuters Corporation’s audited consolidated balance sheet as at December 31, 2008 and as adjusted to reflect the issuance of the notes offered hereby and the application of the net proceeds from this offering. This table should be read in conjunction with our audited financial statements for the year ended December 31, 2008 and other information included in the documents incorporated by reference in this prospectus supplement.

	As at December 31, 2008

	Actual	Adjustments		As Adjusted
	(In millions of US dollars)
		(Unaudited)
Short-term indebtedness	$13	24	(1)	$37
Current portion of long-term debt and finance lease obligations	672	(651	) (2)	21
Long-term debt and finance lease obligations (less current portion)	6,834	—		6,834
Notes offered hereby	—	610		610

Total debt(3)	7,519	(17)		7,502

Shareholders’ equity:
Thomson Reuters Corporation — Series II preference shares, no nominal value (authorized, issued and outstanding — 6,000,000)	110	—		110
Thomson Reuters Corporation — common shares, no nominal value (646,046,307 issued and outstanding; authorized — unlimited)	2,851	—		2,851

Thomson Reuters PLC — ordinary shares, £0.25 nominal value (181,229,241 issued and outstanding; authorized — 2,031,700,000)	89	—		89
Contributed surplus	8,085	—		8,085
Accumulated other comprehensive loss	(1,978)	—		(1,978)
Retained earnings	10,969	—		10,969

Total shareholders’ equity	20,126	—		20,126

Total capitalization	$27,645	$(17)		$27,628	]

(1)
Total cash required to redeem 2009 debt maturities is $630 million.   This is composed of $200 million related to August 2009 maturities and $430 million related to Canadian dollar denominated 2009 debt maturities.  The above notes are described more fully in (2) below.  We estimate the net proceeds from this offering to be approximately $606 million.  The $24 million deficit between net proceeds and cash required is assumed to be funded through short-term indebtedness.

(2)
$651 million represents the carrying value of our C$250 million principal amount of 4.50% notes due in June 2009, our $200 million principal amount of 4.25% notes due in August 2009, and our C$300 million principal amount of 4.35% notes due in December 2009. We previously entered into swap agreements to hedge foreign exchange and interest rate risks related to our Canadian dollar denominated notes due in 2009. As a result, we will repay these notes for an aggregate amount of approximately $430 million upon maturity.

(3)
Total debt excludes the effect of related debt swaps, which are included within “Prepaid expenses and other current assets,” “Other non-current assets,” and “Other non-current liabilities” in Thomson Reuters Corporation’s consolidated balance sheet as at December 31, 2008. If this effect had been included, total debt and total capitalization on an actual and on an as adjusted basis as at December 31, 2008 would have been increased by $68 million.

INTEREST COVERAGE

After giving effect to the following:

•
our issuance in June 2008 of (i) $1.75 billion principal amount of notes comprised of $750 million principal amount of 5.95% notes due 2013 and $1.0 billion principal amount of 6.50% notes due 2018; and (ii) C$1.2 billion principal amount of notes comprised of C$600 million principal amount of 5.25% notes due 2011 and C$600 million principal amount of 5.70% notes due 2015;

•
the application of the $2.9 billion in net proceeds from the offerings of notes in June 2008 described above to partly repay $3.4 billion in borrowings under our former bridge credit facility drawn to finance a portion of the Reuters acquisition, and the repayment of the remaining $0.5 billion in bridge credit facility borrowings from available cash.  The bridge credit facility was terminated in 2008; and

•	the issuance of the notes offered hereby and the application of the net proceeds from this offering,

the as adjusted annualized interest on our total consolidated indebtedness, including other long-term and short-term indebtedness for the year ended December 31, 2008, would amount to $478 million.  Our consolidated net earnings before deducting interest expense and other financing costs (which include the effect of related debt swaps) and before income taxes for the year ended December 31, 2008, were $2,127 million which is 4.4 times the as adjusted annualized interest for that period. Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (which include the effect of related debt swaps) and before income taxes for the year ended December 31, 2008, were $2,133 million which is 4.5 times the as adjusted annualized interest for that period.

DESCRIPTION OF THE NOTES

The following description of the notes offered hereby supplements the description of the general terms of the provisions of the Debt Securities in the accompanying short form base shelf prospectus under the section entitled “Description of Debt Securities” and should be read in conjunction with that description. The description of the notes herein shall prevail to the extent of any inconsistency.

The notes will be issued under an indenture dated as of November 20, 2001 between Thomson Reuters Corporation, Computershare Trust Company of Canada, as the Trustee, and Deutsche Bank Trust Company Americas, which we refer to as the Master Indenture, as supplemented by an eighth supplemental indenture dated September 20, 2005, an eleventh supplemental indenture dated May 29, 2008 and a fourteenth supplemental indenture to be dated the date of issuance of the notes, together referred to as the Trust Indenture. The Trust Indenture is subject to the provisions of the OBCA.

This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the notes and the Trust Indenture, including the definition of certain terms in the Trust Indenture. It is the Trust Indenture, and not this summary, that governs the rights of Holders of notes. Capitalized terms that are used in this section and not defined have the meaning assigned to them in the Trust Indenture. We have defined selected terms at the end of this section.

General

The aggregate principal amount of the notes will be issued in denominations of C$1,000 and integral multiples thereof. The principal of, and interest on, the notes will be paid in lawful money of Canada.

Interest and Maturity

The notes will have the following terms:

Principal Amount	Interest Rate	Maturity Date
C$750,000,000	6.0%	March 31, 2016

The notes will be repayable at 100% of the principal amount at maturity. The notes will bear interest from March 31, 2009, payable in semi-annual installments on March 31 and September 30 in each year. Interest on the notes will be paid to persons in whose names the notes are registered at the close of business on the preceding March 15 or September 15, respectively. The first interest payment will be due on September 30, 2009 and will be C$22,500,000.

Guarantee

Thomson Reuters Corporation’s obligations under the notes and under the Trust Indenture as it relates to the notes will be fully and unconditionally guaranteed by Thomson Reuters PLC on an unsecured and unsubordinated basis. The Thomson Reuters PLC guarantee is described in the accompanying short form base shelf prospectus under the section entitled “Description of Thomson Reuters PLC Guarantee”.

Ranking and Other Indebtedness

The notes will be direct, unsecured obligations of, and will rank equally and ratably with all other unsecured and unsubordinated obligations of, Thomson Reuters Corporation. The notes will rank among themselves equally and ratably without preference or priority.

Further Issuances

Thomson Reuters Corporation may from time to time, with respect to the notes, without notice to or the consent of the Holders, create and issue further notes ranking pari passu with the notes in all respects and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes offered by this prospectus supplement.

Optional Redemption

We may, at our option, redeem the notes, in whole at any time or in part from time to time, on not less than 30 nor more than 60 days prior notice to the registered holder at a redemption price which is equal to the greater of (i) the Canada Yield Price (as defined below) and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. In cases of partial redemption, the notes to be redeemed will be selected by the Trustee on a pro rata basis or in such other manner as it shall deem equitable. Any notes offered hereby that are redeemed by us will be cancelled and will not be reissued.

“Canada Yield Price” means a price equal to the price of the notes, calculated to provide a yield to maturity equal to the sum of (i) the Government of Canada Yield (as defined below) on the business day on which the redemption is authorized and (ii) 93 basis points.

“Government of Canada Yield” means the arithmetic average of the interest rates quoted to us by two independent registered Canadian investment dealers selected by the Trustee and approved by us as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on the date fixed for redemption with a maturity date equal to March 31, 2016.

Repurchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to $1,000 or an integral multiple thereof), of each Holder’s notes pursuant to the offer described below, referred to as the Change of Control Offer, on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, on such notes repurchased, to the date of purchase, referred to as the Change of Control Payment.

Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to Holders of notes, with a copy to the Trustee for the notes, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, referred to as the Change of Control Payment Date, pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control (as defined below) provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the Trustee an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•
deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The Trustee will be required to promptly mail to each Holder who properly tendered notes, the purchase price for such notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of C$1,000 or an integral multiple thereof.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the repurchase provisions of the notes, the following terms will be applicable:

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to an entity within Thomson Reuters; (2) the first day on which a majority of the members of the Thomson Reuters board are not Continuing Directors (as defined below); (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group (as defined below), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Thomson Reuters voting stock (which, for greater certainty, excludes the special voting share and Reuters founders share issued by each of Thomson Reuters Corporation and Thomson Reuters PLC), measured by voting power rather than number of shares; or (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the Thomson Reuters voting stock (which, for greater certainty, excludes the special voting share and Reuters founders share issued by each of Thomson Reuters Corporation and Thomson Reuters PLC), measured by voting power rather than number of shares. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Thomson Reuters board who (1) was a member of the Thomson Reuters board on the date of the issuance of the notes; or (2) was nominated for election, elected or appointed to the Thomson Reuters board with the approval of a majority of the Continuing Directors who were members of the Thomson Reuters board at the time of such nomination, election or appointment (either by a specific vote or by approval of our management information circular in which such member was named as a nominee for election as a director).

“DBRS” means DBRS Limited.

“Fitch” means Fitch Ratings Ltd.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB (low) (or the equivalent) by DBRS or BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (a) each of Moody’s, S&P, DBRS and Fitch; and (b) if any of the Rating Agencies ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of the Thomson Reuters board) as a replacement for Moody’s, S&P, DBRS or Fitch, or some or all of them, as the case may be.

“Rating Event” means the rating on the notes is lowered by (a) at least three out of four Rating Agencies, if there are four Rating Agencies or (b) all of the Rating Agencies, if there are less than four Rating Agencies and the notes are rated below an Investment Grade Rating by such number of Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).

“S&P” means Standard & Poor’s Rating Services.

“Woodbridge Group” means at any particular time such of (a) Woodbridge, (b) the affiliates of Woodbridge, and (c) the respective successors and assigns of Woodbridge or any such affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

The failure by us to comply with the obligations described under “— Repurchase Upon Change of Control Triggering Event” will constitute an Event of Default with respect to the notes.

We may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements which we are subject to at the time.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of Thomson Reuters and, thus, the removal of incumbent management. Restrictions on our ability to incur liens are contained in the covenants as described in the accompanying short form base shelf prospectus under “Description of the Debt Securities — Negative Pledge”.

Other Events of Default for the Notes

In addition to the Events of Default provided for in respect of any series of Outstanding Debt Securities under the Master Indenture, subject to certain exceptions that are described in the Trust Indenture, the failure by Thomson Reuters Corporation or any Material Subsidiary (which, for purposes of the Trust Indenture, is deemed to include Thomson Reuters PLC) to pay, when due, the principal of any Debt of Thomson Reuters Corporation or any Material Subsidiary (other than any Debt which is owed to Thomson Reuters Corporation or a Subsidiary) or to pay amounts due under any guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders’ Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, will constitute an Event of Default with respect to the notes.

The failure of the Thomson Reuters PLC guarantee to be a legal, valid and binding obligation of Thomson Reuters PLC with respect to the notes (other than pursuant to any combination of Thomson Reuters Corporation and Thomson Reuters PLC into a single non dual listed group as a consequence of which the DLC structure is terminated) will also constitute an Event of Default with respect to the notes.

Transfer to Subsidiary

We have the right at any time, without notice to or consent of the Holders, to have Thomson Reuters PLC or one of the direct or indirect wholly-owned subsidiaries of Thomson Reuters Corporation or Thomson Reuters PLC that is incorporated under the laws of Canada or any province thereof, any U.S. state, the United Kingdom or any other country that is a member of the European Union become a co-obligor under the notes.

If we were to exercise this right, the co-obligor would become liable for the notes on a joint and several basis with Thomson Reuters Corporation, and Thomson Reuters Corporation would not be released from its obligations under the Trust Indenture or the notes. The co-obligor’s obligations under the notes would rank equally with all of Thomson Reuters Corporation’s other unsecured and unsubordinated obligations.

Any payments made by the co-obligor under the notes would be made without withholding or deduction unless required by law, and the co-obligor would pay any additional amounts as would result in Holders receiving, after such withholding or deduction, the amount to which they would otherwise have been entitled absent such withholding or deduction.

We have no current intention to exercise this right.

The Trustee

The initial Trustee under the Trust Indenture for the notes will be Computershare Trust Company of Canada.

Depository Services

Except as otherwise provided below, the notes will be issued only in “book-entry only” form and must be purchased, transferred or redeemed through participants, or Participants, in the depository service of CDS Clearing and Depository Services Inc. or a successor, together referred to as CDS. Each of the Dealers (as defined in the “Plan of Distribution” section of this prospectus supplement) is a Participant. On the date of closing of this offering, we will cause a global certificate or certificates representing the notes to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of notes will be entitled to a certificate or other instrument from us or CDS evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of notes will receive a customer confirmation of purchase from the registered dealer from which the notes are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the notes. References in this prospectus supplement to a holder of notes mean, unless the context otherwise requires, the owner of the beneficial interest in the notes.

If we determine, or CDS notifies us in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and we are unable to locate a qualified successor, or if we, at our option, elect or are required by law, to terminate the book-entry system, then certificates representing the notes will be issued in fully registered form to Holders or their nominees.

Transfer of Notes

Transfers of ownership of notes will be effected only through records maintained by CDS or its nominee for such notes with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the notes may do so only through Participants.

The ability of a Holder to pledge a note or otherwise take action with respect to such Holder’s interest in a note (other than through a Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, and interest on each note will be made us to CDS or its nominee, as the case may be, as the registered holder of such notes and we understand that such payments will be credited by CDS to Participants. Payments to Holders of notes of amounts so credited will be the responsibility of the Participants.

As long as CDS or its nominee is the only registered holder of the notes, CDS will be considered the sole owner of the notes for the purposes of receiving notices or payments on the notes. Thomson Reuters Corporation’s responsibility and liability of our company in respect of notices or payments on the notes is limited to giving notice or making payment of any principal, redemption price, if any and interest due on the notes to CDS or its nominee.

Each Holder must rely on the procedures of CDS and, if such Holder is not a Participant, on the procedures of the Participant through which such Holder owns its interest, to exercise any rights with respect to a note. We understand that under existing policies of CDS and industry practices, if we request any action of Holders or if a Holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to a note, CDS would authorize the Participant acting on behalf of the Holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by us, the Trustee and CDS. Any Holder that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with a Participant to give such notice or take such action.

Prescription

Any money that we deposit with the Trustee or held by us in trust for the payment of principal of (or premium, if any) or any interest on any note that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to us upon our request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from us.

Thomson Reuters Corporation’s obligation to pay the principal of (or premium, if any) and interest on the notes will cease if the notes are not presented for payment within a period of 10 years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

PLAN OF DISTRIBUTION

Under a dealer agreement dated March 26, 2009 between BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., Merrill Lynch Canada Inc., ABN AMRO Capital Markets Canada Limited, Barclays Capital Canada Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Limited, Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., Morgan Stanley Canada Limited, Scotia Capital Inc., UBS Securities Canada Inc. and us, the Dealers have agreed, as our agents, to solicit offers to purchase the notes in all provinces of Canada at a price of C$997.63 per C$1,000 principal amount of notes.  We have agreed to pay the Dealers a fee of C$3.70 per C$1,000 principal amount of the notes sold on account of services rendered in connection with the offering of the notes, which fees will be paid out of the proceeds of this offering.

It is expected that the closing of this offering will take place on or about March 31, 2009, or such later date as we and the Dealers may agree. We reserve the right to accept or reject any subscription in whole or in part. While the Dealers have agreed to use their reasonable best efforts to sell the notes, they are not obligated to purchase any notes which are not sold. The obligations of the Dealers under the dealer agreement may be terminated, and the Dealers may withdraw all subscriptions for the notes on behalf of subscribers, at the Dealers’ discretion, upon the occurrence of certain stated events.

Each of the Dealers has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying short form base shelf prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on us, except as set forth in the Dealer Agreement.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, referred to as the U.S. Securities Act, or any state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act). This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the notes in the United States. In addition, until 40 days after the commencement of the offering, an offer or sale of notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

Pursuant to policy statements of certain securities regulators, the Dealers may not, throughout the period of distribution under this prospectus supplement, bid for or purchase notes. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules as administered by Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

We have agreed to indemnify the Dealers against certain liabilities, including liabilities under Canadian securities laws, or to contribute to payments the Dealers may be required to make in respect of those liabilities.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The Dealers may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Certain of the Dealers and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The Dealers may, from time to time, engage in transactions with, or perform services for, us in the ordinary course of business and receive fees in connection therewith.

CREDIT RATINGS

Our long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, A- (negative) by S&P, A (low) (stable) by DBRS and A- (stable) by Fitch.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies is set out below.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks in its ranking category, with 1 being the highest. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate to long-term.

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “A” rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category. Outlooks represent DBRS’s opinion regarding the outlook for the ratings.

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “A” rating assigned to our long-term debt is the third highest rating of the 11 major rating categories. An “A” rating indicates a low expectation of credit risk and a strong capacity for the timely payment of financial commitments. Fitch uses “+” or “-” designations to indicate its relative status within major rating categories. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year period.

The credit ratings by Moody’s, S&P, DBRS and Fitch are not recommendations to purchase, hold or sell the notes and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

LEGAL MATTERS

Legal matters relating to the notes being offered hereby will be passed upon on our behalf by Torys LLP, Toronto, Ontario with respect to matters of Canadian law and by Allen & Overy LLP, London, England with respect to matters of English law, and on behalf of the Dealers by McCarthy Tétrault LLP, Toronto, Ontario, with respect to matters of Canadian law. As at March 27, 2009, the partners and associates of each of Torys LLP, Allen & Overy LLP and McCarthy Tétrault LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

INDEPENDENT AUDITORS’ CONSENT

We have read the prospectus supplement dated March 30, 2009 to the short form base shelf prospectus dated December 23, 2008 of Thomson Reuters Corporation relating to the issue and sale of C$750,000,000 6.0% notes due March 31, 2016. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of Thomson Reuters Corporation on the consolidated balance sheets of Thomson Reuters Corporation as at December 31, 2008 and 2007 and the consolidated statements of earnings, changes in shareholders’ equity and cash flow for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008. Our report is dated March 26, 2009.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 30, 2009

INDEPENDENT AUDITORS’ CONSENT

We have read the prospectus supplement dated March 30, 2009 to the short form base shelf prospectus dated December 23, 2008 of Thomson Reuters Corporation relating to the issue and sale of C$750,000,000 6.0% notes due March 31, 2016. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the Shareholder of Reuters Group Limited (formerly Reuters Group PLC) included in the business acquisition report of Thomson Reuters Corporation dated May 15, 2008 relating to the consolidated balance sheets of Reuters Group PLC as at December 31, 2007, 2006, and 2005 and the consolidated income statements, statements of recognised income and expense and cash flow statements for each of the years in the three-year period ended December 31, 2007. Our report is dated March 19, 2008, except for note 40, as to which the date is May 15, 2008.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
London, United Kingdom
March 30, 2009

CERTIFICATE OF THE AGENTS

Dated:  March 30, 2009

To the best of our knowledge, information and belief, the short form base shelf prospectus, dated December 23, 2008, together with the documents incorporated by reference, as supplemented by the foregoing, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of all provinces of Canada.

BMO NESBITT BURNS INC	RBC DOMINION SECURITIES INC.	TD SECURITIES INC.

By: (signed) Jim Halliday	By: (signed) Chris Seip	By: (signed) Jeremy M.C. Walker

MERRILL LYNCH CANADA INC.

By: (signed) Michael Cegielski

ABN AMRO CAPITAL MARKETS CANADA LIMITED	BARCLAYS CAPITAL CANADA INC.	CITIGROUP GLOBAL MARKETS CANADA INC.	DEUTSCHE BANK SECURITIES LIMITED	GOLDMAN SACHS CANADA INC.

By: (signed) Albert P. Jones	By: (signed) Sandra Godard	By: (signed) David A. Carson	By: (signed) Paul Jurist	By: (signed) Stefano Zuliani

HSBC SECURITIES (CANADA) INC.	J. P. MORGAN SECURITIES CANADA INC.	MORGAN STANLEY CANADA LIMITED	SCOTIA CAPITAL INC.	UBS SECURITIES CANADA INC.

By: (signed) Catherine J. Code	By: (signed) Deep Khosla	By: (signed) Dougal Macdonald	By: (signed) D. Gregory Lawrence	By: (signed) E.T.N. Larkin

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and no securities may be sold until such registration statement becomes effective.

This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000), and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 23, 2008

US$3,000,000,000
Debt Securities
(unsecured)

Issued by Thomson Reuters Corporation
and fully and unconditionally guaranteed by Thomson Reuters PLC

Thomson Reuters Corporation may from time to time offer and issue one or more series of unsecured debt securities which will be fully and unconditionally guaranteed by Thomson Reuters PLC, together referred to as Debt Securities, in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$3,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form base shelf prospectus, including any further amendments hereto, remains valid.

We will provide the specific terms of the Debt Securities in respect of which this prospectus is being delivered in applicable prospectus supplements and may include, where applicable, the specific designation, aggregate principal amount, currency, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or at the option of the holder and any other specific terms. You should read this prospectus and any applicable prospectus supplements carefully before you invest. Debt Securities may consist of debentures, notes or other types of debt and may be issuable in series. This prospectus may not be used to offer Debt Securities unless accompanied by a prospectus supplement. Our intended use for any net proceeds we expect to receive from the issue of Debt Securities will be set forth in a prospectus supplement.

Investing in the Debt Securities is subject to certain risks. See “Risk Factors” beginning on page 6 of this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.

Our principal executive office is located at 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000). The registered office of Thomson Reuters Corporation is located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. The registered office of Thomson Reuters PLC is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We currently present Thomson Reuters Corporation’s financial statements in accordance with Canadian generally accepted accounting principles, and its financial statements are subject to Canadian generally accepted auditing standards and the standards of the U.S. Public Company Accounting Oversight Board, as well as Canadian and U.S. securities regulatory auditor independence standards. Commencing in 2009, we intend to present Thomson Reuters Corporation’s financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union and as issued by the International Accounting Standards Board (IFRS). Thomson Reuters Corporation’s consolidated financial statements may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because Thomson Reuters Corporation is incorporated under the laws of the Province of Ontario, Canada and Thomson Reuters PLC is incorporated in England and Wales. Some of our officers and directors and some of the experts named in this prospectus are residents of Canada or the United Kingdom, as the case may be, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

Unless otherwise specified in an applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

About This Prospectus	2
Where You Can Find More Information	2
Enforceability of Civil Liabilities	3
Documents Incorporated by Reference	3
Special Note Regarding Forward-Looking Statements	5
Risk Factors	6
Business	8
The Dual Listed Company Structure	8
Use of Proceeds	9
Capitalization and Indebtedness	9
Interest Coverage	10
Share Capital	11
Description of Debt Securities	11
Description of Thomson Reuters PLC Guarantee	21
Plan of Distribution	24
Certain Income Tax Considerations	25
Legal Matters	25
Experts	25
Documents Filed as Part of the Registration Statement	25
Expenses	26
Purchasers’ Statutory Rights	26
Independent Auditors’ Consent	27
Independent Auditors’ Consent	28
Certificates	29

ABOUT THIS PROSPECTUS

In this prospectus and any prospectus supplement, the words “we,” “us,” “our” and “Thomson Reuters” refer to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries which operate as a unified group under the DLC structure, unless the context requires otherwise. The term “DLC structure” refers to the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a unified group and the term “Thomson Reuters board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC. All references in this prospectus and any prospectus supplement to “$” or “US$” are to U.S. dollars and “C$” are to Canadian dollars. All references in this prospectus and any prospectus supplement to “£” are to British pounds sterling.

This prospectus is part of the registration statement on Form F-9 and Form F-3 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this “shelf” registration process, Thomson Reuters Corporation may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

Unless otherwise indicated, all historical information regarding Thomson Reuters Corporation included or incorporated by reference in this prospectus has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. All historical information regarding Reuters Group PLC, or Reuters, included or incorporated by reference in this prospectus has been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union and as issued by the International Accounting Standards Board, or IFRS. The primary financial statements for Thomson Reuters shareholders beginning with the six months and quarter ended June 30, 2008 are the consolidated financial statements of Thomson Reuters Corporation. These statements, which account for Thomson Reuters PLC as a subsidiary, are prepared in accordance with Canadian GAAP. We intend to present Thomson Reuters Corporation’s financial statements in accordance with IFRS commencing in 2009. Therefore, the financial statements of Thomson Reuters Corporation and Reuters incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes of the audited comparative consolidated financial statements of Thomson Reuters Corporation for a discussion of the principal differences between its financial results calculated under Canadian GAAP and U.S. GAAP and to the notes of the audited comparative consolidated financial statements of Reuters for a discussion of the principal differences between its financial statements calculated under IFRS and Canadian GAAP. Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with Canadian GAAP.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference in this prospectus may be obtained upon written or oral request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000).

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services, such as Westlaw Business.

You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us may also be available for inspection at the offices of the New York Stock Exchange, the UK Listing Authority and Nasdaq. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with or furnish to the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 and Form F-3 that we have filed with the SEC in connection with the Debt Securities.

ENFORCEABILITY OF CIVIL LIABILITIES

Thomson Reuters Corporation is a corporation incorporated under and governed by the Business Corporations Act (Ontario) and Thomson Reuters PLC is a public limited company incorporated in England and Wales. The controlling shareholder of Thomson Reuters and some of our directors and officers, as well as certain of the experts named in this prospectus and the documents incorporated by reference into this prospectus, are residents of Canada or the United Kingdom and all or a substantial portion of their assets and a substantial portion of our assets are located outside of the United States. It may be difficult for holders of Debt Securities to effect service within the United States upon our controlling shareholder and our directors and officers and the experts named in this prospectus and any documents incorporated by reference into this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicted upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:

•	audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007 and the accompanying auditors’ report thereon;

•	management’s discussion and analysis of Thomson Reuters Corporation for the year ended December 31, 2007;

•	annual report on Form 20-F of Thomson Reuters PLC dated April 17, 2008 for the year ended December 31, 2007;

•	management information circular of Thomson Reuters Corporation dated March 28, 2008 relating to its annual meeting of shareholders held on May 7, 2008;

•	management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to its special meeting of shareholders held on March 26, 2008;

•	annual information form of Thomson Reuters Corporation dated March 10, 2008 for the year ended December 31, 2007;

•	unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the nine months ended September 30, 2008;

•	management’s discussion and analysis of Thomson Reuters Corporation for the nine months ended September 30, 2008; and

•	business acquisition report of Thomson Reuters Corporation dated May 15, 2008 relating to its acquisition of Reuters.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any) and all updated interest coverage ratio information that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution of Debt Securities shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with, or furnished to, the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

When we file a new annual information form or annual report and the related audited comparative consolidated financial statements with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form or annual report, the previous audited comparative consolidated financial statements and all unaudited comparative consolidated financial statements, material change reports, information circulars and business acquisition reports filed prior to the commencement of the financial year in which the new annual information form or annual report is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this prospectus constitute forward-looking statements. When used in this prospectus or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections based on certain assumptions and reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•	changes in the general economy;

•	actions of competitors;

•	changes to legislation and regulations;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure of electronic delivery systems, network systems or the Internet;

•	detrimental reliance on third parties for information;

•	failure to meet the challenges involved in the expansion of international operations;

•
failure to realize the anticipated cost savings and operating efficiencies from our integration program and other cost-saving initiatives, including those designed to make Thomson Reuters a more integrated group;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;

•	failure of significant investments in technology to increase revenues or decrease operating costs;

•	increased self-sufficiency of customers;

•	inadequate protection of intellectual property rights;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	threat of legal actions and claims;

•	changes in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	effect of factors outside the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and

•	actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited, or Woodbridge.

These factors and other risk factors described herein, including under the section of this prospectus entitled “Risk Factors,” and in some of the documents incorporated by reference in this prospectus represent risks that our management believes are material. Other factors not presently known to us or that we presently believe are not material could also cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC from time to time, including the annual information form of Thomson Reuters Corporation for the year ended December 31, 2007, which is contained in an annual report on Form 40-F for the year ended December 31, 2007, the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 and the other documents incorporated by reference herein.

RISK FACTORS

Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading “Risk Factors” in the annual information form of Thomson Reuters Corporation, which is contained in an annual report on Form 40-F for the year ended December 31, 2007 (and its annual information forms for subsequent years) and the annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 (and its annual reports for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the Debt Securities could be adversely affected.

Risks Relating to the Debt Securities

Fluctuations in exchange rates could give rise to foreign currency exposure.

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings assigned to Debt Securities may change.

We cannot assure you that any credit rating assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

There may not be a trading market for the Debt Securities.

There is currently no market through which the Debt Securities may be sold and you may not be able to resell the Debt Securities issued hereunder. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

The Debt Securities will be subordinated to creditors of our subsidiaries.

We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

We have made only limited covenants in the trust indenture governing the Debt Securities and these limited covenants may not protect your investment.

The trust indenture governing the Debt Securities does not:

•
require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Debt Securities in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the Debt Securities;

•	restrict our ability to transfer assets within Thomson Reuters;

•	restrict our ability to repurchase our shares;

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our shares or other securities ranking junior to the Debt Securities; or

•	necessarily afford holders of Debt Securities protection should we be involved in a transaction that significantly increases our leverage.

The trust indenture governing the Debt Securities contains only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the Debt Securities. If any such transaction should occur, the value of your Debt Securities may decline.

Risks Relating to the Thomson Reuters PLC Guarantee

Thomson Reuters PLC’s guarantee is governed by the laws of England, and an action to enforce the guarantee must be brought in the courts of England and Wales.

Unlike the Debt Securities, which will be governed by, and construed in accordance with, the laws of the State of New York, Thomson Reuters PLC’s guarantee of the Debt Securities is provided under a separate deed of guarantee that is governed by the laws of England. An action to enforce the guarantee must be brought exclusively in the courts of England and Wales. Because of the exclusive jurisdiction of the English courts, an action to enforce the Thomson Reuters PLC guarantee may be separate from an action against Thomson Reuters Corporation to enforce the terms of the Debt Securities or the trust indenture, which grants non-exclusive jurisdiction to specified courts in the United States. Furthermore, the Thomson Reuters PLC deed of guarantee was executed in connection with the implementation of the DLC structure, which is a relatively uncommon way of acquiring a company and there is little or no English case law relating to dual listed company structures or the contractual arrangements or provisions in companies’ organizational documents related to them. Given all these factors, it may be more difficult and time consuming for holders of the Debt Securities to enforce the Thomson Reuters PLC guarantee than a guarantee governed by the laws of the State of New York in a more traditional financing.

Thomson Reuters PLC is a public company incorporated in England and Wales. Although Thomson Reuters PLC has appointed Thomson Reuters Corporation as its agent for service of process in each of the provinces of Canada and Thomson Reuters Holdings Inc. as its agent for service of process in the United States, it may not be possible for investors to enforce judgments obtained in Canada or the United States against Thomson Reuters PLC without further enforcement proceedings, which may or may not be successful. In addition, because a substantial portion of Thomson Reuters PLC’s assets are located outside of the United Kingdom, any judgment related to the Thomson Reuters PLC guarantee in England may need to be enforced in other countries, such as the United States or Canada, which may require further court proceedings.

Thomson Reuters PLC’s guarantee may be unenforceable due to fraudulent conveyance statutes and, accordingly, you could have no claim against Thomson Reuters PLC, as guarantor of any Debt Securities.

Although laws differ among various jurisdictions, a court could, under fraudulent conveyance laws, subordinate or avoid the guarantee of Thomson Reuters PLC if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors, or if Thomson Reuters PLC did not receive fair consideration or reasonably equivalent value for the guarantee and that Thomson Reuters PLC:

•	was insolvent or rendered insolvent because of the guarantee;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

If a court were to void the Thomson Reuters PLC guarantee as a fraudulent conveyance or hold it unenforceable for any other reason, you would cease to have a claim against Thomson Reuters PLC based on its guarantee and would solely be a creditor of Thomson Reuters Corporation.

BUSINESS

Thomson Reuters is the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through more than 50,000 people across 93 countries, Thomson Reuters delivers this must-have insight to the financial, legal, tax and accounting, scientific, healthcare and media markets, and is powered by the world’s most trusted news organization.

Thomson Reuters is organized in two divisions:

•	Markets, which consists of our financial businesses; and

•	Professional, which consists of our Legal, Tax & Accounting, Scientific and Healthcare segments.

Our principal executive office is located at 3 Times Square, New York, New York 10036, with key staff also located in Stamford, Connecticut and London, United Kingdom.

THE DUAL LISTED COMPANY STRUCTURE

Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario corporation, and Thomson Reuters PLC, an English public limited company. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business.

Key features of the DLC structure include the following:

•	Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies;

•	the boards of directors of the two companies comprise the same individuals, as do the companies’ executive management;

•	shareholders of the two companies ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies receive equivalent cash dividends and capital distributions;

•
each company has guaranteed all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and will guarantee other obligations as agreed; and

•	a take-over bid or similar transaction is required to be made for shares of both companies on an equivalent basis.

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Thomson Reuters Corporation amended and restated its articles effective April 17, 2008. Its registered office is located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Thomson Reuters PLC is a public company limited by shares incorporated on March 6, 2007 under the UK Companies Act of 1985. Its registered office is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds and we may use them for general corporate purposes including, without limitation, to repay existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities. We may from time to time offer Debt Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth Thomson Reuters Corporation’s capitalization and indebtedness at September 30, 2008 on an actual basis and on an as adjusted basis. The table is based on Thomson Reuters Corporation’s unaudited consolidated balance sheet as at September 30, 2008 and as adjusted to apply cash used to repay €250 million principal amount of floating rate notes due November 2008, as if the notes were repaid on September 30, 2008. This table should be read in conjunction with the financial statements and other information included in the documents incorporated by reference in this prospectus.

	As at September 30, 2008
	Actual	Adjustments		As Adjusted
	(In millions of US dollars)
	(Unaudited)
Short-term indebtedness	$16	—		$16
Current portion of long-term debt and finance lease obligations	832	(366	) (2)	466
Long-term debt and finance lease obligations (less current portion)	7,440	—		7,440
Total debt (1)	8,288	-366		7,922
Shareholders’ equity:
Thomson Reuters Corporation — Series II preference shares, no par value (authorized, issued and outstanding — 6,000,000)	144	—		144
Thomson Reuters Corporation — common shares, no par value (643,721,387 issued and outstanding; authorized — unlimited)	2,761	—		2,761
Thomson Reuters PLC — ordinary shares (180,835,266 issued and outstanding)	87	—		87
Additional paid-in capital	8,063	—		8,063
Accumulated other comprehensive loss	-1,517	—		-1,517
Retained earnings	10,539	—		10,539
Total shareholders’ equity	20,077	—		20,077
Total capitalization	$28,365	$(366)		$27,999
____________

(1)
Total debt excludes the effect of related debt swaps, which are included within “Prepaid expenses and other current assets,” “Other non-current assets,” “Accounts payable and accruals,” and “Other non-current liabilities” in Thomson Reuters Corporation’s consolidated balance sheet as at September 30, 2008. If this effect had been included, total debt and total capitalization on an actual and on an as adjusted basis as at September 30, 2008 would have been reduced by $271 million.

(2)
$366 million represents the carrying value of the €250 million principal amount of floating rate notes due November 2008 as at September 30, 2008. Thomson Reuters entered into a cross-currency swap agreement whereby these notes were redeemed for $398 million.

INTEREST COVERAGE

The following table sets forth interest coverage ratios for Thomson Reuters Corporation for the 12 month periods ended December 31, 2007 and September 30, 2008 on an as adjusted basis to reflect the following events:

•
the issuance in October 2007 of $800 million aggregate principal amount of 5.70% notes due 2014 and the application of the net proceeds from that offering, as if such offering occurred at the beginning of each period;

•
the issuance in June 2008 of (a) $1.75 billion of notes comprised of $750 million principal amount of 5.95% notes due 2013 and $1.0 billion principal amount of 6.50% notes due 2018; and (b) C$1.2 billion principal amount of notes comprised of C$600 million principal amount of 5.25% notes due 2011 and C$600 million principal amount of 5.70% notes due 2015, as if such offerings occurred at the beginning of each period; and

•
the application of the $2.9 billion in net proceeds from the offerings of notes in June 2008 described above to partly repay $3.4 billion of borrowings made during the second quarter of 2008 to finance a portion of the Reuters acquisition, and the repayment of the remaining $0.5 billion of borrowings from available cash.

The pro forma interest coverage ratios also include the effect of the Reuters acquisition as if it had closed on January 1, 2007. This includes reflecting interest expense on Reuters short-term indebtedness and long-term debt and the application of proceeds to repay certain of those obligations. The following summarizes certain Reuters debt assumed in the acquisition and subsequently repaid during the second and fourth quarters of 2008. Pro forma interest expense has been adjusted as if the following repayments of debt assumed from Reuters had occurred on January 1, 2007:

•	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

•	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

•	¥1 billion principal amount of bonds, which were repaid in June 2008; and

•	€250 million principal amount of floating rate notes, which were repaid in November 2008.

Interest coverage is equal to net earnings before deducting interest expense (which include the effect of related debt swaps) and before income taxes, divided by interest expense.

	12 Months Ended
	December 31, 2007		September 30, 2008
Interest coverage (1)	12.5x	(2)	3.6x	(2)
Interest coverage excluding the results of discontinued operations (1)	3.5	x	3.7	x
Pro forma interest coverage after giving effect to the acquisition of Reuters	11.1x	(3)	N/A	(4)
Pro forma interest coverage after giving effect to the acquisition of Reuters excluding the results of discontinued operations	3.6x	(3)	N/A	(4)
____________

(1)
These ratios are based on Thomson Reuters Corporation’s consolidated financial statements. Other than the inclusion of interest expense related to the notes issued by Thomson Reuters Corporation in June 2008 and the application of the net proceeds from the offerings of such notes to repay borrowings as discussed above, the ratios do not reflect any pro forma adjustments related to the Reuters acquisition.

(2)
For the 12 month period ended December 31, 2007, this ratio includes earnings from discontinued operations of $2.9 billion, which were primarily attributable to the sale of our higher education, careers and library reference business. For the 12 month period ended September 30, 2008, discontinued operations were not significant to our results of operations.

(3)
These ratios are based on the pro forma consolidated financial statements of Thomson Reuters Corporation set forth in Thomson Reuters PLC’s annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference in this prospectus. The ratios reflect adjustments related to interest expense on the notes issued in June 2008 as well as Reuters short-term indebtedness and the Reuters long-term debt that matured in November 2008, as discussed above.

(4)
Thomson Reuters Corporation was not required to prepare pro forma consolidated financial statements as at and for the nine-month period ended September 30, 2008. Accordingly, ratios for the 12 months ended September 30, 2008 have not been calculated.

SHARE CAPITAL

The authorized share capital of Thomson Reuters Corporation includes an unlimited number of common shares and an unlimited number of preference shares, without par value, issuable in series. As of December 19, 2008, Thomson Reuters Corporation had outstanding 646,033,729 common shares and 6,000,000 Series II cumulative redeemable floating rate preference shares.

The authorized share capital of Thomson Reuters PLC includes 399,950,000 ordinary shares of £0.25 each. As of December 19, 2008, Thomson Reuters PLC had outstanding 181,229,241 ordinary shares.

In addition, each of Thomson Reuters Corporation and Thomson Reuters PLC has issued a Reuters founders share to Reuters Founders Share Company Limited which enables it to exercise extraordinary voting powers to safeguard the Reuters Trust Principles, which include the preservation of integrity, reliability of news, development of the news business and related principles. Each company has also issued a special voting share to a voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation’s support obligations under the DLC structure.

DESCRIPTION OF DEBT SECURITIES

This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus.

Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated November 20, 2001, as amended and supplemented from time to time, between Thomson Reuters Corporation, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities, and us. We collectively refer to Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas as the “Trustees” and each Trustee acting in such capacity for a specific series of Debt Securities as a “Trustee.” The trust indenture is subject to the provisions of Trust Indenture Legislation.

This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.

General

The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than US$3,000,000,000 (or the equivalent in non U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

•	the specific designation of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities;

•
the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

•
the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

•
any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at our option or otherwise;

•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

•	whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

•	the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

•
each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•
if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

•	any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined;

•	any other terms of the Debt Securities, including covenants and additional Events of Default; and

•	the identity of the Trustee for a particular series of Debt Securities. (Section 301)

The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See “— Resignation of Trustee” below for more information. As there is more than one Trustee under the trust indenture, the powers and trust obligations of each Trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is Trustee. The Debt Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate trust indentures. The term “Debt Securities” as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

The general provisions of the trust indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving Thomson Reuters.

Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

Guarantee

Thomson Reuters Corporation’s obligations under each series of Debt Securities and under the trust indenture as it relates to such Debt Securities will be fully and unconditionally guaranteed by Thomson Reuters PLC on an unsecured and unsubordinated basis. See “Description of Thomson Reuters PLC Guarantee”.

Ranking and Other Indebtedness

The Debt Securities will be unsecured obligations of, and will rank equally with all other unsecured and unsubordinated obligations of, Thomson Reuters Corporation.

Form, Denomination, Exchange and Transfer

Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by us for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by Thomson Reuters Corporation or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

We shall not be required to:

•
issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

•
issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

Events of Default

The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

(i)	default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

(ii)	default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

(iii)	default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;

(iv)
default in the performance, or breach, of any of our covenants or warranties in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to us;

(v)	certain events of bankruptcy, insolvency or reorganization; and

(vi)	any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer’s Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)

If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

Negative Pledge

The trust indenture provides that, so long as any Debt Securities are Outstanding, we will not:

•
create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

•	permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

(i)
any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all of our other Debt then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders’ Equity;

(ii)
any Security Interest on (a) any asset (including shares) acquired or held by us to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

(iii)
the assumption by us of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(iv)
our giving a Security Interest (other than on shares or fixed assets) in the ordinary course of our business to any bank or banks or others to secure any of our Debt that is not a Funded Obligation; or

(v)
the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

Modification and Waiver

We and the Trustee may modify and amend the trust indenture with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things:

•	change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

•	reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

•	change our obligation to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions;

•	reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

•	adversely affect any right of repayment at the option of the Holder of any such Debt Security;

•	change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

•
reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults); or

•	modify the foregoing requirements with certain exceptions. (Section 902)

The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by us with certain covenants. (Section 1008)

We and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:

•	to evidence the succession of another Person to Thomson Reuters Corporation as obligor under the trust indenture;

•	to add to our covenants for the benefit of the Holders of all or any series of Debt Securities;

•	to add additional Events of Default for the benefit of the Holders of all or any series of Debt Securities;

•
to add, change or eliminate any provisions of the trust indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such addition, change or elimination shall not apply to any Outstanding Debt Security;

•	to secure the Debt Securities pursuant to the provisions described above under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation,” or otherwise;

•	to establish the form or terms of Debt Securities of any series;

•	to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

•	to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

•
to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect; or

•	to comply with Trust Indenture Legislation, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect. (Section 901)

The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

•
the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof;

•
the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above); and

•	Debt Securities owned by us or any other obligor or affiliate of ours or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

Merger, Consolidation or Amalgamation

The trust indenture provides that Thomson Reuters Corporation may not amalgamate or consolidate with or merge into any other Person and that it may not convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, unless:

•
the Person formed by such consolidation or amalgamation or into which Thomson Reuters Corporation is merged or the Person which acquires or leases its properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes its obligations under the Debt Securities and the trust indenture, and

•	certain other conditions are met. (Section 801)

In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any of Thomson Reuters Corporation’s property or assets would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “— Negative Pledge” above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

Under the DLC structure, the capital of Thomson Reuters is deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Assets of Thomson Reuters are owned, directly or indirectly, by whichever of Thomson Reuters Corporation or Thomson Reuters PLC is determined to be most efficient and appropriate under the then prevailing circumstances. Thomson Reuters assets may accordingly be owned, directly or indirectly, from time to time by Thomson Reuters Corporation or Thomson Reuters PLC, or by the two companies. Under the DLC structure, transfers of assets within Thomson Reuters may be made from time to time. Such transfers are considered to be in the ordinary course of business and may be made without the approval of shareholders or compliance with these provisions.

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:

•
the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

•
our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

•	the rights, powers, trusts, duties and immunities of the Trustee; and

•	the defeasance provisions of the trust indenture.

We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation” above), and we refer to this as “covenant defeasance,” and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)

In order to exercise either defeasance or covenant defeasance:

•
we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

•
in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•
in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•
in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

•
we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended, and that we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act, on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

•
the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

•
the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

Payment of Principal and Interest and Paying Agents

Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by us in New York, New York, except that at our option, interest, if any, may be paid by:

•	check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

•	wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by us for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Book-Entry Debt Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

Governing Law

The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

Agent for Service of Process

The trust indenture, as currently amended and supplemented, provides that we have designated our subsidiary, Thomson Reuters Holdings Inc., 3 Times Square, New York, New York 10036, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in the City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and we have irrevocably submitted to the jurisdiction of such courts. (Section 113)

Definitions

Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

“Business Day,” when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London, England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of our outstanding shares and the amount of our consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of Thomson Reuters Corporation, determined in accordance with GAAP.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

“Guarantee” means any guarantee, indemnity or similar obligation.

“Material Subsidiary” means any Subsidiary the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of Thomson Reuters taken as a whole for the 12 months ending at the end of our most recently completed fiscal year, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of Thomson Reuters taken as a whole as at the end of our most recently completed fiscal year, calculated in each case in accordance with GAAP.

“Subsidiary” means any corporation of which at the time of determination Thomson Reuters Corporation, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation. For so long as the DLC structure is in effect, Thomson Reuters PLC will be deemed to be a Subsidiary for the purposes of the trust indenture.

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.

“Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of the trust indenture means (i) in respect of Debt Securities offered solely in Canada and not concurrently in the United States, the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) in respect of Debt Securities offered solely in the United States and not concurrently in Canada or offered concurrently in the United States and Canada, the Trust Indenture Act and regulations thereunder.

“Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

DESCRIPTION OF THOMSON REUTERS PLC GUARANTEE

In connection with the implementation of the DLC structure, Thomson Reuters Corporation and Thomson Reuters PLC entered into reciprocal deeds of guarantee for the benefit of each other’s creditors. This section describes certain general terms and provisions of the Thomson Reuters PLC deed of guarantee. This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Thomson Reuters PLC deed of guarantee. It is the Thomson Reuters PLC deed of guarantee, and not this summary, that defines the rights of Holders of Debt Securities under the Thomson Reuters PLC deed of guarantee. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the trust indenture.

Obligations Guaranteed

Under the Thomson Reuters PLC deed of guarantee, Thomson Reuters PLC has unconditionally and irrevocably undertaken and promised to Thomson Reuters Corporation that it will, as a continuing obligation, make to the creditors to whom or to which it is owed the proper and punctual payment of each of the following obligations, subject to certain exceptions, following written demand on the relevant primary obligor, if for any reason Thomson Reuters Corporation does not make such payment on the relevant due date:

•	any contractual obligations of Thomson Reuters Corporation;

•	any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters Corporation; and

•
other obligations of Thomson Reuters Corporation or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters PLC and Thomson Reuters Corporation. No such obligation has, at the date of this prospectus, been so agreed.

The Thomson Reuters PLC deed of guarantee provides that the creditors to whom Thomson Reuters Corporation’s obligations are owed are intended to be third party beneficiaries of the guarantee who may, in accordance with the UK Contracts (Rights of Third Parties) Act 1999, enforce the guarantee directly.

Should any obligation not be recoverable from Thomson Reuters PLC under the terms of the Thomson Reuters PLC deed of guarantee as a result of the obligation becoming void, voidable or unenforceable against Thomson Reuters Corporation, Thomson Reuters PLC will, as sole, original and independent obligor, make payment on such obligation by way of a full indemnity. Unless otherwise provided in the Thomson Reuters PLC deed of guarantee, Thomson Reuters PLC’s liabilities and obligations under the guarantee will remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of Thomson Reuters Corporation owed to the relevant creditor, including without limitation:

•	anything which would have discharged Thomson Reuters PLC (wholly or in part) but not Thomson Reuters Corporation;

•	anything which would have offered Thomson Reuters PLC (but not Thomson Reuters Corporation) any legal or equitable defense; and

•
any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, Thomson Reuters Corporation or any other person or entity.

In the event that Thomson Reuters PLC is required to make any payment to any creditor under the Thomson Reuters PLC deed of guarantee, Thomson Reuters Corporation will reimburse Thomson Reuters PLC for those payments.

Exclusion of Obligations

Thomson Reuters PLC may at any time, with the agreement of Thomson Reuters Corporation, exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters PLC deed of guarantee.

However, no such agreement or exclusion will be effective with respect to any obligation incurred before, or arising out of, any credit or similar facility in effect at the time at which the relevant agreement or exclusion becomes effective. Therefore, Thomson Reuters Corporation and Thomson Reuters PLC would not be able to exclude a series of Debt Securities or the trust indenture as it relates to such Debt Securities from the scope of the Thomson Reuters PLC deed of guarantee after the issuance of such Debt Securities without the consent of the Trustee and the requisite Holders of the relevant Debt Securities.

No Defense, Set-Off and Counterclaim

In respect of any claim against Thomson Reuters PLC by a creditor under the Thomson Reuters PLC deed of guarantee, Thomson Reuters PLC will not have available to it:

•
by way of defense or set-off, any matter that arises from or in connection with the Thomson Reuters PLC deed of guarantee, and which would have been available to Thomson Reuters PLC by way of defense or set-off if the proceedings had been brought against Thomson Reuters PLC by Thomson Reuters Corporation;

•
by way of defense or set-off, any matter that would have been available to it by way of defense or set-off against the creditor if the creditor had been a party to the Thomson Reuters PLC deed of guarantee; or

•
by way of counterclaim, any matter not arising from the Thomson Reuters PLC deed of guarantee that would have been available to it by way of counterclaim against the creditor if the creditor had been a party to the Thomson Reuters PLC deed of guarantee.

Governing Law and Jurisdiction

The Thomson Reuters PLC deed of guarantee is governed by, and construed in accordance with, the laws of England. The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with the Thomson Reuters PLC deed of guarantee. The governing law of the Thomson Reuters PLC deed of guarantee will not affect the governing law of any Debt Securities or the trust indenture, which will continue to be governed by the laws of the State of New York. It is therefore likely that the governing law and the jurisdiction in which actions may be brought in respect of the Thomson Reuters PLC deed of guarantee will be different from those for the Debt Securities. See “Risk Factors — Risks Relating to the Thomson Reuters PLC Guarantee”.

Termination

No termination of the Thomson Reuters PLC deed of guarantee will be effective with respect to any obligation under the Thomson Reuters PLC deed of guarantee incurred before, or arising out of, any credit or similar facility in effect at the time at which the termination becomes effective. Therefore, after the issuance of a series of Debt Securities, the termination provisions described below will not apply to such Debt Securities without the consent of the Trustee and the requisite Holders of the relevant Debt Securities.

Subject to that limitation, the Thomson Reuters PLC deed of guarantee automatically terminates if:

•
the equalization and governance agreement entered into between Thomson Reuters Corporation and Thomson Reuters PLC in connection with the implementation of the DLC structure terminates or otherwise ceases to have effect;

•	the reciprocal Thomson Reuters Corporation deed of guarantee terminates or otherwise ceases to have effect; or

•	a resolution is passed or an order is made for the liquidation of Thomson Reuters Corporation.

Amendment

No amendment of the Thomson Reuters PLC deed of guarantee will be effective with respect to any obligation under the Thomson Reuters PLC deed of guarantee incurred before, or arising out of, any credit or similar facility in effect at the time at which the amendment becomes effective. Therefore, after the issuance of a series of Debt Securities, the amendment provisions described below will not apply to such Debt Securities without the consent of the Trustee and the requisite Holders of the relevant Debt Securities.

Subject to that limitation, any amendments to the Thomson Reuters PLC deed of guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters PLC and Thomson Reuters Corporation. Any other amendment to the Thomson Reuters PLC deed of guarantee requires approval of the shareholders of each company voting separately as a class.

PLAN OF DISTRIBUTION

We may sell the Debt Securities:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to us from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also sell Debt Securities directly at such prices and upon such terms as agreed to by us and the purchaser or through agents designated by us from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. There may not be a trading market for the Debt Securities and no assurances can be given as to the liquidity of the trading market, if any, for the Debt Securities. See “Risk Factors.”

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal (premium, if any), and interest, if any, on the Debt Securities, will be subject to Canadian non-resident withholding tax.

A prospectus supplement may also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Debt Securities offered by this prospectus will be passed upon on our behalf by Torys LLP (regarding Canadian and U.S. matters) and by Allen & Overy LLP (regarding English matters). As of December 19, 2008, the partners and associates of each of Torys LLP and Allen & Overy LLP beneficially owned, directly or indirectly, less than 1% of our outstanding shares.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Thomson Reuters Corporation (formerly, The Thomson Corporation) incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Toronto, Canada, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Reuters incorporated in this prospectus by reference to Thomson Reuters PLC’s Annual Report on Form 20-F for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, London, United Kingdom, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Reuters Group PLC (now known as Reuters Group Limited) incorporated in this prospectus by reference to Thomson Reuters Corporation’s Business Acquisition Report filed on Form 6-K dated May 15, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, London, United Kingdom, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-9 and Form F-3 of which this prospectus is a part:

•	the documents referred to in the “Documents Incorporated by Reference” section of this prospectus;

•	consents of accountants, counsel and a financial advisor;

•	powers of attorney from our directors and officers;

•	the Thomson Reuters PLC deed of guarantee dated April 17, 2008 described in the “Description of Thomson Reuters PLC Guarantee” section of this prospectus;

•	the trust indenture dated November 20, 2001, the eighth supplemental indenture dated September 20, 2005 and the eleventh supplemental indenture dated May 29, 2008 relating to the Debt Securities; and

•	a statement of eligibility of Deutsche Bank Trust Company Americas as Trustee, on Form T-1.

EXPENSES

Set forth below is an estimate of the approximate amount of the fees and expenses payable by Thomson Reuters in connection with the registration of the Debt Securities being offered.

SEC registration fee	US$117,900.00
Legal fees and expenses	27,000.00
Accounting fees and expenses	70,000.00
Miscellaneous expenses	15,000.00

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. A purchaser of Debt Securities should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

INDEPENDENT AUDITORS’ CONSENT

We have read the short form base shelf prospectus dated December 23, 2008 relating to the issue and sale of up to US$3,000,000,000 in debt securities of Thomson Reuters Corporation (fully and unconditionally guaranteed by Thomson Reuters PLC). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Thomson Reuters Corporation (formerly The Thomson Corporation), on the consolidated balance sheets of Thomson Reuters Corporation as at December 31, 2007 and 2006 and the consolidated statements of earnings, changes in shareholders’ equity and cash flow for each of the years in the two-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007. Our report is dated March 6, 2008.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
December 23, 2008

INDEPENDENT AUDITORS’ CONSENT

We have read the short form base shelf prospectus dated December 23, 2008 relating to the issue and sale of up to US$3,000,000,000 in debt securities of Thomson Reuters Corporation (fully and unconditionally guaranteed by Thomson Reuters PLC). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Members of Reuters Group PLC included in the Annual Report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 dated April 17, 2008 relating to the consolidated balance sheets of Reuters Group PLC as at December 31, 2007, 2006 and 2005 and the consolidated income statements, statements of recognised income and expense and cash flow statements for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as at December 31, 2007. Our report is dated March 19, 2008. We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the Shareholder of Reuters Group Limited (formerly Reuters Group PLC) included in the business acquisition report of Thomson Reuters Corporation dated May 15, 2008 relating to the consolidated balance sheets of Reuters Group PLC as at December 31, 2007, 2006, and 2005 and the consolidated income statements, statements of recognised income and expense and cash flow statements for each of the years in the three-year period ended December 31, 2007. Our report is dated March 19, 2008, except for note 40, as to which the date is May 15, 2008.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

London, United Kingdom
December 23, 2008

CERTIFICATES

Dated: December 23, 2008

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

THOMSON REUTERS CORPORATION

(Signed) Thomas H. Glocer	(Signed) Robert D. Daleo
Chief Executive Officer	Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) W. Geoffrey Beattie	(Signed) John A. Tory
Director	Director

THOMSON REUTERS PLC
Guarantor

(Signed) Thomas H. Glocer	(Signed) Robert D. Daleo
Chief Executive Officer	Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) W. Geoffrey Beattie	(Signed) John A. Tory
Director	Director